Alston&Bird llp
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1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
December 14, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Steadfast Secure Income REIT, Inc. Amendment No. 2 to the Registration Statement on Form S-11 File No. 333-160748
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Steadfast Secure Income REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in the Staff’s letter, dated November 16, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
Prospectus Summary
Our Advisor, page 2
1.	Comment: We note your response to comment 12 in our letter dated August 20, 2009. Please revise the prospectus to include the date that the advisory agreement took effect.

Response: The Issuer has revised the disclosure at pages 3 and 82 of Amendment No. 2 to clarify that the advisory agreement was executed and became effective on September 28, 2009.

Ms. Karen Garnett
December 14, 2009

Compensation to Our Advisor and Its Affiliates, page 7
2.	Comment: We note your response to comment 14 in our letter dated August 20, 2009. Please include the disclosure that your estimated organizational and offering expenses are based upon prior experience and a review of public filings of other non-listed REITs.

Response: The Issuer has revised the disclosure at page 89 (see footnote 2) of Amendment No. 2 to state that the estimated organization and offering expenses are based upon the prior experience of management of the Issuer’s advisor (the “Advisor”) as well as a review of public filings of other non-listed REITs. The Issuer respectfully submits that this information is too detailed to also be included in the summary at page 7.

3.	Comment: We have reviewed your response to comment 15 in our letter dated August 20, 2009. We continue to believe that disclosure of the fees that you would incur using the maximum leverage permitted by your charter is meaningful disclosure, in addition to the target leverage amounts that you have already disclosed. Please revise accordingly.

Response: The Issuer has revised the disclosure at pages 8 and 86 of Amendment No. 2 to include the amount of fees that would be incurred assuming leverage of 75% of the cost of the Issuer’s investments.

4.	Comment: We note your response to comment 16 in our letter dated August 20, 2009. Please separate the fee reimbursement disclosure from the line item for acquisition fees, since the reimbursement amounts are not included in the estimated amounts shown in the third column. Also, please clarify whether your advisor will receive the full 2% fee even when it is being reimbursed for payments to third parties that are performing acquisition-related services. Revise to disclose the 6% maximum acquisition fees and expense reimbursement.

Response: The Issuer has revised the disclosure at pages 8 and 86 of Amendment No. 2 to separate the acquisition fees and the third-party acquisition fee reimbursement. The Issuer has clarified the disclosure at pages 8 and 86 of Amendment No. 2 to note that the 2.0% acquisition fee will be paid in addition to any reimbursement for fees charged by third parties performing acquisition services. The Issuer has included disclosure at page 8 of Amendment No. 2 regarding the 6% limitation on acquisition fees and expense reimbursements. The Issuer notes that similar disclosure is included in footnote 3 on page 89.

Ms. Karen Garnett
December 14, 2009

Distributions, page 11
5.	Comment: We have considered your response to comment 20 in our letter dated August 20, 2009. Given that the funds obtained from your advisor will be used solely to fund distributions to shareholders, we remain unclear why this does not represent a financial guarantee.

Response: The Issuer respectfully submits that the obligation of the Advisor to advance funds to the Issuer to the extent that distributions to stockholders exceed funds from operations (as adjusted) does not represent a financial guarantee by the advisor. A “guarantee” is generally defined as a contract or agreement pursuant to which a person commits to take responsibility for the performance of an obligation if the person primarily liable for the performance of such obligation fails to perform the obligation.

The Advisor is not in any way guaranteeing the securities being offered or the payment of distributions to the Issuer’s stockholders. Rather, the purpose of the advance is to provide an additional source of funds for the payment of distributions to give investors some assurance that distributions will not be paid primarily from offering proceeds. As such, we believe the Advisor’s agreement is properly characterized as a conditional loan commitment (i.e., a contractual obligation to loan funds to the Issuer if certain conditions are not met) rather than a guarantee. Pursuant to the terms of the advisory agreement, the Issuer must repay any amounts advanced in the future, subject to certain conditions. Further, in the event the Advisor fails to perform its obligation to advance funds to the Issuer pursuant to the advisory agreement, stockholders of the Issuer will have no direct recourse against the Advisor. For the reasons set forth above, the Issuer submits that it would be potentially misleading to investors to use the term “guarantee” in relation to the Advisor’s agreement to advance funds under these circumstances and could potentially cause investors to misunderstand the nature of the agreement.

Investment Objectives, Strategy and Policies, page 54

Real Estate-Related Activities, page 61

6.	Comment: We note your response to comment 23 in our letter dated August 20, 2009. Please explain in greater detail what aspects of your experience and contacts within the commercial industry will allow you to identify holders of distressed loans.

Response: The Issuer has expanded the disclosure at pages 62-63 of Amendment No. 2 regarding how the Issuer’s sponsor and its affiliates’ experience and contacts within the real estate industry will allow it to identify holders of distressed loans.

Ms. Karen Garnett
December 14, 2009

Management, page 73
Affiliated Dealer Manager, page 83
7.	Comment: We note your response to comment 31 in our letter dated August 20, 2009. Please continue to update your prospectus as to the status as to the acquisition of Steadfast Capital prior to effectiveness.

Response: The Issuer has revised the disclosure at page 83 of Amendment No. 2 regarding the ownership of Steadfast Capital Markets Group, LLC (“Steadfast Capital”), and confirms that it will continue to update the prospectus regarding the status of the acquisition of Steadfast Capital.
Management Compensation, page 85
8.	Comment: We have reviewed your response to comment 32 in our letter dated August 20, 2009. Please revise the prospectus to include similar disclosure regarding the purpose of investment management fees payable to your advisor.

Response: The Issuer has revised the disclosure at page 89 (see new footnote 4) of Amendment No. 2 to include disclosure regarding the purpose of investment management fees payable to the Advisor.
Conflicts of Interest
Allocation of Our Affiliates’ Time, page 90
9.	Comment: We have reviewed your response to comment 36 in our letter dated August 20, 2009. Please expand the disclosure to describe the reasons that you cannot currently estimate the amount of time that your executive officers will devote to your business, as stated in your response.

Response: The Issuer has revised the disclosure at page 91 of Amendment No. 2 to include a statement regarding the reasons why the Issuer cannot currently estimate the time the Issuer’s officers and directors may be required to devote to the Issuer’s business.
Estimated Net Asset Value per Share, page 124
10.	Comment: We have reviewed your response to comment 43 in our letter dated August 20, 2009. It appears from your response that you do not intend to disclose your NAV per share in connection with a change in the offering price, even if estimated NAV per share is a factor considered by the board. Please revise to clarify the information that will be disclosed to investors if estimated NAV per share is a factor considered by the board.

Response: The Issuer has revised the disclosure at pages 125-126 of Amendment No. 2 to clarify the information that will be provided to investors in the event the board of directors determines to revise the offering price in the primary offering or pursuant to the

Ms. Karen Garnett
December 14, 2009

distribution reinvestment plan. The Issuer intends to provide such disclosure in connection with each adjustment in the offering price, including when the Issuer’s net asset value (NAV) per share is a factor considered by the Issuer’s board of directors in making such a determination.

Ms. Karen Garnett
December 14, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures
cc:     Mr. Gustav F. Bahn